EXHIBIT 99.2

                                 M. MARIO PEREZ

May 19th, 2003

Mr. Dominick F. Maggio, President
US Data Authority, Inc.
150 SE 2nd Avenue, Suite 404
Miami, Florida 33131

Re:   Beheer-En Belegginsmaatschappij Selmok - BV Golden Worldwide Business
      Corp.

Dear Mr. Maggio:

Please be advised that on behalf of the above-referred entities who are shareholders in US Data Authority, Inc. ("The Company"), we hereby reject your view that the March 7th, 2003 correspondence from the Company constitutes a notice of default under the terms of the Amended and Restated Investors Questionnaire and Subscription Agreement dated November 1st, 2002 ("The Agreement").

The Agreement provides that funding $4,000,000 is required by August 1st, 2003, not before. Further, unless the investment distribution committee unanimously requests a disbursement pursuant to the provisions of the Agreement, none is required. No such request has been made.

The only exception to this requirement involves funds related to the Cisco Capital Agreement dated January 30th, 2000, and the outstanding debt to the IRS for non-payment of payroll taxes.

Your letter dated March 7th, 2003, did not constitute a proper "Request" under the Agreement. First, it requested a total sum of $4.9 million ($4,000,000 of which is not required until August 1st, 2003). Second, it only refers to "budgeted" items for the IRS ($870,000) and for Cisco Systems ($300,000). It was understood that a request for funds relating to these two items would be made at such time that a binding agreement was entered which would resolve these liabilities, subject to funding. As you know, there is no agreement relating to the Cisco matter and the IRS "settlement" now contemplates a greatly reduced number and still has not been accepted by the IRS. Accordingly, we know of no basis to conclude that we are in default under the terms of the Agreement.

In addition, we have been working and continue to work hard to meet the Company's new funding needs and are confident we will be successful.

Very truly yours,


M. Mario Perez
P.O.A.

                           Gables International Plaza
          2655 LeJeune Road # Suite 700 # Coral Gables # Florida 33134
                   Main: (305) 777-0510 # Fax: (305) 774-0154